UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): November 6, 2024

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On November 1, 2024, Cabbacis Inc (the “Company”) received formal notification from OTC Markets Group Inc. (“OTC Markets”) confirming the assignment of the trading symbol “CABI” for the Company’s Common Stock on the OTCQB Venture Market (“OTCQB”). An announcement by OTC Markets will be posted to the Company’s News tab at www.otcmarkets.com/stock/CABI on the Monday following the first day of trading on OTCQB.

Exhibit Index

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: November 6, 2024

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